UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  FORM 11-K

Mark One
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2004
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ______ to ______ .
Commission file number 000-24939
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN Financial Statements December 31, 2004 and 2003
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EAST WEST BANCORP, INC. 415 Huntington Drive San Marino, California 91108

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

  Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003

  Notes to Financial Statements

SUPPLEMENTAL SCHEDULE-Form 5500, Schedule H, Part IV, Line 4i,
  Schedule of Assets (Held at End of Year) as of December 31, 2004

SIGNATURE

EXHIBIT INDEX

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
East West Bank Employees 401(k) Savings Plan
San Marino, California

We have audited the accompanying statements of net assets available for benefits of East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Los Angeles, California
June 27, 2005

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
	2004	2003
ASSETS

Cash and cash equivalents	$1,187,583	$1,362,262
Participant-directed investments—at fair market value (Notes 1, 2 and 3)	33,546,209	22,656,782
Loans to participants	261,024	251,729
NET ASSETS AVAILABLE FOR BENEFITS	$34,994,816	$24,270,773
See accompanying notes to the financial statements.

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$7,634,542	$5,472,108
Loan interest	17,046	14,279
Dividend and interest income	235,478	212,169
Net investment income	7,887,066	5,698,556
Contributions:
Participants	2,504,777	1,849,007
Employer	1,501,503	1,157,095
Total contributions	4,006,280	3,006,102
Total additions	11,893,346	8,704,658
DEDUCTIONS:
Benefit payments to participants	71,327	136,634
Other distributions	1,097,976	715,856
Total deductions	1,169,303	852,490
TRANSFER FROM PACIFIC BUSINESS BANK 401(k) PLAN (Note 1)	--	463,303

NET INCREASE	10,724,043	8,315,471

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	24,270,773	15,955,302
End of year	$34,994,816	24,270,773
See accompanying notes to the financial statements.

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2004 AND 2003

1.
DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and company contributions on behalf of the participating employees. The Plan is administered by an Administrative Committee appointed by the Board of Directors of East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). On August 1, 2003, the assets of Pacific Business Bank, Inc. 401(k) Plan were merged with the Plan.

Eligibility—Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 21 years and completes the required service with the Bank. Effective January 1, 2004 the eligibility requirement to join the Plan was reduced from one year of service to three months of service.

Contributions—Eligible employees may elect to defer up to 15% of their compensation before taxes (limited to $13,000 and $12,000 in 2004 and 2003, respectively). The Bank matches 100% of the first 6% of a participant’s deferred compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. Employer matching contributions are participant- directed. Effective January 1, 2004, plan participants age 50 or older are allowed to contribute an additional $3,000 into their plan.

Vesting, Benefits and Benefits Payable—Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid. If the vested account balance is less than $5,000, benefit payments are determined and disbursed by the Trustee upon notification of the participant’s death, disability, retirement or termination of employment. If the vested balance is $5,000 or more, benefit payments are determined and disbursed by the Trustee upon receipt of a request from the participant or the participant’s estate. As of December 31, 2004 and 2003, $29,161 and $119,739, respectively, was due to terminated participants. Effective March 28, 2005, benefit payments will not be disbursed by the Trustee without the receipt of a request from the participant unless the vested account balance is less than $1,000.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $234,525 and $95,629, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2004 and 2003, employer contributions were reduced by $57,399 and $2,500, respectively, from forfeited nonvested accounts.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and, if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on account balances as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans to Participants—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant notes fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Effective in 2003, the maximum loan term for the purchase of a primary residence was changed to 20 years. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. At December 31, 2004 and 2003, interest rates on outstanding loans to participants ranged from 5.00% to 10.50%. Principal and interest are paid ratably through bimonthly payroll deductions.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments are stated at their fair value measured by quoted market prices or the quoted market prices of the underlying investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk Management—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses—Administration expenses of the Plan are paid by the Plan Sponsor, as provided in the Plan Document.

Investment Income—The Plan presents in the statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The following presents the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31:
2004

East West Bancorp, Inc. Common Stock	$19,406,118
Fidelity Advisor Equity Growth Fund	2,660,417
Franklin Flex Cap Growth Fund	2,634,375
Dryden Stock Index Fund Z	1,782,134
2003

East West Bancorp, Inc. Common Stock	$10,363,035
Franklin Flex Cap Growth Fund	2,059,546
MFS Total Return Fund	1,287,121
Dryden Stock Index Fund Z	1,370,671
Putnam New Opportunities Fund	1,222,891

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the years ended December 31:

	2004	2003

Mutual funds	$981,061	$2,247,253
Common stock	6,593,582	3,224,855
Total	$7,574,643	$5,472,108

4.
RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for administrative expenses amounted to $24,507 and $20,031 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the Plan held 462,491 and 385,601 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor. Shares as of December 31, 2003 have been adjusted for a two-for-one stock split. All shareholders of record on June 3, 2004 received one additional share of common stock for each held at that date.

5.
PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

6.
FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated September 12, 2003 that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC as of December 31, 2004. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Prudential Investments LLC	Dryden Gov't Securities Trust Money Market Fund	$1,187,583	$1,187,583
	Franklin Advisors, Inc.	69,637 shares, Franklin Flex Cap Growth Fund	2,462,865	2,634,375
*	Prudential Investments LLC	66,103 shares, Dryden Stock Index Fund Z	1,732,086	1,782,134
	MFS Investment Management	85,181 shares, MFS Total Return Fund	1,218,203	1,362,892
	Fidelity Management & Research	58,202 shares, Fidelity Advisor Equity Growth Fund	2,679,956	2,660,417
	Franklin Advisors, Inc.	61,446 shares, Franklin Convertible Securities Fund	868,905	999,115
	MFS Investment Management	85,342 shares, MFS Research Fund	1,596,717	1,722,207
	Wells Fargo Bank, N.A.	37,650 shares, Stable Value Fund	1,238,150	1,329,502
*	Prudential Investments LLC	61,830 shares, Jennison Global Growth Fund A	873,207	905,811
	Alliance Capital Management L.P.	56,539 shares, Alliance Bernstein Bond Corporate Fund	674,398	698,821
	Capital Research and Management	1,462 shares, American Funds Washington Mutual Fund	41,970	44,817
*	East West Bancorp, Inc.	462,491 shares, Common Stock East West Bancorp, Inc.	7,737,576	19,406,118
*	Loans to participants	Participant loans (maturing 2005 to 2009 at interest rates of 5.00% – 10.50%)		261,024
				$34,994,816
*	Party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005
EAST WEST BANK EMPLOYEES
401(k) SAVINGS PLAN
	By	/s/ Julia S. Gouw
JULIA S. GOUW
Executive Vice President, Chief Financial Officer and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm (filed herewith).